Exhibit 99.1

HOLLINGER INC.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES

     Toronto, Canada, July 11, 2003 — Hollinger Inc. (TSX: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of July 12, 2003 shall be $3.75 per share.

     Hollinger owns English-language newspapers in the United States, the United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.
For further information please call:

J. A. Boultbee Executive Vice-President Hollinger Inc. (416) 363-8721	Peter Y. Atkinson Executive Vice-President Hollinger Inc. (416) 363-8721